## PRESS RELEASE

Mondsee, 2 April 2004

# BUSINESS DEVELOPMENT 2003

- Sales and earnings decline due to lack of investment in semicon industry
- Cash flow kept at a high level of € 28,7 Mio
- Acquisition of HOH strengthens European market leadership



**Sales development**

In 2003, BWT Group consolidated sales fell from € 431.0 million to € 416.0 million, down 3.5% on the previous year, primarily as a result of the sharp decline in sales in the semiconductor industry.

In the Aqua Ecolife Technologies segment, sales increased by 5.9% from € 258.1 million to € 273.3 million due to the acquisition of HOH Water Technology. Weak business activity in the semiconductor industry in 2003 was the main reason for a € 30 million sales decline in the Aqua Systems Technologies segment. Sales within the segment fell to € 142 million, down 17.5% on the previous year. Sales in the Fuel Cell Membrane Technologies segment were down € 0.1 million on the previous year's figure.

| Sales* in € million | 2003 | 2002 | +/- % |
|---|---|---|---|
| Aqua Ecolife Technologies (AET) | 273.3 | 258.1 | +5.9% |
| Aqua Systems Technologies (AST) | 142.0 | 172.1 | -17.5% |
| Fuel Cell Membrane Technologies (FCMT) | 0.7 | 0.8 -1 | 2.5% |
| **Total** | **416.0** | **431.0** | **-3.5%** |

*Excluding intra-group sales



Growth in the AET segment was driven by the acquisition of HOH Water Technology companies which have been consolidated as of 1 July 2003, accounting for a total of € 17.5 million in consolidated Group sales in 2003.

The AST segment was adversely affected by the continuous postponements of investments in the semiconductor industry. Overall, sales of ultra-pure water treatment systems in the semiconductor industry fell from € 45 million in the previous year to less than € 18 million in 2003, a drop of more than 60%. The pharmaceutical industry, with a 24% share in total AST sales, has now become the most important market segment, followed by the food and beverages industry with 21%. In the industrial waste water division, about 19% of AST projects are realised, in the semiconductor industry the figure is 13%, in power stations it is 12%, and 11% among municipal customers.

**Order book level as at 31.12.2003**

Following the record figures posted at the end of the previous year (€ 118.7 million), orders on hand as at 31 December 2003 fell 11.7% to € 104.8 million. Following substantial new orders received in January 2004, order intake improved significantly in the industrial sector immediately after the balance sheet date.

**Earnings situation adversely affected by industry segment AST**

The sharp decline in sales, coupled with high pressure on margins in the AST segment and a negative earnings contribution from the newly acquired HOH Water Technology significantly affected consolidated earnings compared with the previous year. BWT Group EBITDA fell by 29% in 2003 to € 28 million, with results from operating activities (EBIT) at € 13.6 million, down 44.1% on the previous year (€ 24.4 million).

The financial result saw a very favourable development in 2003. Reduced financial liabilities as a result of the continuing rigidly implemented "BWT Cash-positive programme" bore fruit in 2003. Despite the HOH acquisition, the financial result improved by some 44% from € -4.0 million to € -2.2 million.

Consolidated earnings were € 7.7 million in the 2003 financial year, down 49.3% on the previous year. Earnings per share were down from € 0.85 in 2002 to € 0.43, while the number of shares remained unchanged at 17,833,500.

**Dividend unchanged**
Despite the substantial reduction in consolidated earnings, the Management Board will propose a dividend payment of € 0.24 per share, unchanged from the previous year, at the Annual General Meeting on May 28, 2004. This will mean a probable distribution of € 4,280,040 to shareholders in June 2004, representing 55.7% of consolidated earnings.

**Financial position improved**
Despite the drop in earnings, the assets position of the BWT Group improved. Although cash flow from result dropped from € 32.0 million to € 21.2 million, optimised working capital management – part of the "Cash-positive programme" – lead to a cash flow from operating activities of € 28.7 million. This strong cash flow enabled the Group to reduce interest-bearing liabilities by more than € 20 million in 2003, despite a dividend payment of € 4.3 million, while at the same time investment activities were slightly down on the previous year.

Net bank debt stood at € 78.2 million as at 31 December 2003, compared with € 91.0 million as at 31 December 2002. Gearing improved from 73.8% to 63.0%, which meant that, despite the HOH acquisition the planned objective was achieved. Group equity increased in 2003 by some € 0.9 million to € 124.3 million, representing 35.3% of the balance sheet total (previous year: 34.0%).

In 2003, the BWT Group invested a total of € 6.5 million in assets, about 35% below the figure for the previous year.

Personnel within the BWT Group increased to 2,688 people as at 31. 12. 2003, a total of 222 more compared to the previous year. The acquisition of HOH Water Technology resulted in an increase in personnel of 237.

**Research and development**
The Best Water Technology product range demonstrates the Group's unique innovative strength in water treatment technologies. Among the most remarkable developments of particular relevance in the 2003 financial year are:
• New procedures for demanganisation of mineral water
• Procedure to remove radium
• Filter for removing Legionella bacteria at the point-of-use

**Outlook**
Based on the encouraging signs of a global economic upturn and, above all, the much improved market outlook in the industrial business area, the BWT Management Board expects both sales and earnings to increase in the 2004 financial year.

In the Aqua Ecolife Technologies segment, this optimism is underpinned by the market launch of the BWT hygiene products with innovative solutions for legionella-related problems. The industrial and municipal segment Aqua Systems Technologies should be in a position to benefit primarily from the increase in investment activities in the semiconductor industry and in the energy sector. In the less cyclical areas of pharmaceuticals, food and beverages, and in the municipal sector, we expect the improvements witnessed in recent years to continue. In addition to increasing sales and earnings, the 2004 business year will see the BWT Group concentrating its efforts on the continuation of the "Cash-positive programme" and a further reduction of gearing to below 55%.

For further information contact:
Investor Relations & Group Communications
Sabine Ohler
BWT AG
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail investor.relations@bwt.at

More information is provided under www.bwt-group.com

BWT
BEST WATER TECHNOLOGY

| KEY FIGURES BWT Group | | 2003 | 2002 | + / - % |
|---|---|---|---|---|
| Consolidated Group sales | Mio. EUR | 416,0 | 431,0 | -3,5 |
| EBITDA | Mio. EUR | 28,0 | 39,7 | -29,3 |
| EBIT | Mio. EUR | 13,6 | 24,4 | -44,1 |
| Consolidated earnings | Mio. EUR | 7,7 | 15,2 | -49,3 |
| Earnings per share | EUR | 0,43 | 0,85 | -49,4 |
| Dividend per share | EUR | 0,24 | 0,24 | 0,0 |
| Balance sheet total | Mio. EUR | 352,1 | 363,2 | -3,1 |
| Shareholders´ equity | Mio. EUR | 124,3 | 123,4 | 0,7 |
| Equity ratio | % | 35,3 | 34,0 | - |
| Cash flow from result | Mio. EUR | 21,2 | 32,0 | -33,7 |
| Cash-Flow from operating activities | Mio. EUR | 28,7 | 31,6 | -9,2 |
| Gearing | % | 63,0 | 73,8 | - |
| Investment in tangible and intangible assets | Mio. EUR | 6,3 | 9,6 | -34,4 |
| Orders on hand as at 31.12. | Mio. EUR | 104,8 | 118,7 | -11,7 |
| Personnel as at 31.12. | Personen | 2.688 | 2.466 | 9,0 |

BWT
BEST WATER TECHNOLOGY

# PRESS RELEASE

Mondsee, 2 April 2004

# BUSINESS DEVELOPMENT 2003

- Sales and earnings decline due to lack of investment in semicon industry
- Cash flow kept at a high level of € 28,7 Mio
- Acquisition of HOH strengthens European market leadership

**Sales development**
In 2003, BWT Group consolidated sales fell from € 431.0 million to € 416.0 million, down 3.5% on the previous year, primarily as a result of the sharp decline in sales in the semiconductor industry.

In the Aqua Ecolife Technologies segment, sales increased by 5.9% from € 258.1 million to € 273.3 million due to the acquisition of HOH Water Technology. Weak business activity in the semiconductor industry in 2003 was the main reason for a € 30 million sales decline in the Aqua Systems Technologies segment. Sales within the segment fell to € 142 million, down 17.5% on the previous year. Sales in the Fuel Cell Membrane Technologies segment were down € 0.1 million on the previous year's figure.

| **Sales* in € million** | **2003** | **2002** | **+/- %** | |
|---|---|---|---|---|
| Aqua Ecolife Technologies (AET) | | 273.3 | 258.1 | +5.9% |
| Aqua Systems Technologies (AST) | | 142.0 | 172.1 | -17.5% |
| Fuel Cell Membrane Technologies (FCMT) | | 0.7 | 0.8 -1 | 2.5% |
| **Total** | | **416.0** | **431.0** | **-3.5%** |

*Excluding intra-group sales

Growth in the AET segment was driven by the acquisition of HOH Water Technology companies which have been consolidated as of 1 July 2003, accounting for a total of € 17.5 million in consolidated Group sales in 2003.

The AST segment was adversely affected by the continuous postponements of investments in the semiconductor industry. Overall, sales of ultra-pure water treatment systems in the semiconductor industry fell from € 45 million in the previous year to less than € 18 million in 2003, a drop of more than 60%. The pharmaceutical industry, with a 24% share in total AST sales, has now become the most important market segment, followed by the food and beverages industry with 21%. In the industrial waste water division, about 19% of AST projects are realised, in the semiconductor industry the figure is 13%, in power stations it is 12%, and 11% among municipal customers.

**Order book level as at 31.12.2003**
Following the record figures posted at the end of the previous year (€ 118.7 million), orders on hand as at 31 December 2003 fell 11.7% to € 104.8 million. Following substantial new orders received in January 2004, order intake improved significantly in the industrial sector immediately after the balance sheet date.

**Earnings situation adversely affected by industry segment AST**
The sharp decline in sales, coupled with high pressure on margins in the AST segment and a negative earnings contribution from the newly acquired HOH Water Technology significantly affected consolidated earnings compared with the previous year. BWT Group EBITDA fell by 29% in 2003 to € 28 million, with results from operating activities (EBIT) at € 13.6 million, down 44.1% on the previous year (€ 24.4 million).

The financial result saw a very favourable development in 2003. Reduced financial liabilities as a result of the continuing rigidly implemented "BWT Cash-positive programme" bore fruit in 2003. Despite the HOH acquisition, the financial result improved by some 44% from € -4.0 million to € -2.2 million.

Consolidated earnings were € 7.7 million in the 2003 financial year, down 49.3% on the previous year. Earnings per share were down from € 0.85 in 2002 to € 0.43, while the number of shares remained unchanged at 17,833,500.

**Dividend unchanged**
Despite the substantial reduction in consolidated earnings, the Management Board will propose a dividend payment of € 0.24 per share, unchanged from the previous year, at the Annual General Meeting on May 28, 2004. This will mean a probable distribution of € 4,280,040 to shareholders in June 2004, representing 55.7% of consolidated earnings.

**Financial position improved**
Despite the drop in earnings, the assets position of the BWT Group improved. Although cash flow from result dropped from € 32.0 million to € 21.2 million, optimised working capital management – part of the "Cash-positive programme" – lead to a cash flow from operating activities of € 28.7 million. This strong cash flow enabled the Group to reduce interest-bearing liabilities by more than € 20 million in 2003, despite a dividend payment of € 4.3 million, while at the same time investment activities were slightly down on the previous year.

Net bank debt stood at € 78.2 million as at 31 December 2003, compared with € 91.0 million as at 31 December 2002. Gearing improved from 73.8% to 63.0%, which meant that, despite the HOH acquisition the planned objective was achieved. Group equity increased in 2003 by some € 0.9 million to € 124.3 million, representing 35.3% of the balance sheet total (previous year: 34.0%).

In 2003, the BWT Group invested a total of € 6.5 million in assets, about 35% below the figure for the previous year.

Personnel within the BWT Group increased to 2,688 people as at 31. 12. 2003, a total of 222 more compared to the previous year. The acquisition of HOH Water Technology resulted in an increase in personnel of 237.

**Research and development**
The Best Water Technology product range demonstrates the Group's unique innovative strength in water treatment technologies. Among the most remarkable developments of particular relevance in the 2003 financial year are:

- New procedures for demanganisation of mineral water
- Procedure to remove radium
- Filter for removing Legionella bacteria at the point-of-use

**Outlook**
Based on the encouraging signs of a global economic upturn and, above all, the much improved market outlook in the industrial business area, the BWT Management Board expects both sales and earnings to increase in the 2004 financial year.

In the Aqua Ecolife Technologies segment, this optimism is underpinned by the market launch of the BWT hygiene products with innovative solutions for legionella-related problems. The industrial and municipal segment Aqua Systems Technologies should be in a position to benefit primarily from the increase in investment activities in the semiconductor industry and in the energy sector. In the less cyclical areas of pharmaceuticals, food and beverages, and in the municipal sector, we expect the improvements witnessed in recent years to continue. In addition to increasing sales and earnings, the 2004 business year will see the BWT Group concentrating its efforts on the continuation of the "Cash-positive programme" and a further reduction of gearing to below 55%.

For further information contact:
Investor Relations & Group Communications
Sabine Ohler
BWT AG
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail investor.relations@bwt.at

More information is provided under www.bwt-group.com

| KEY FIGURES BWT Group | | 2003 | 2002 | + / - % |
|---|---|---|---|---|
| Consolidated Group sales | Mio. EUR | 416,0 | 431,0 | -3,5 |
| EBITDA | Mio. EUR | 28,0 | 39,7 | -29,3 |
| EBIT | Mio. EUR | 13,6 | 24,4 | -44,1 |
| Consolidated earnings | Mio. EUR | 7,7 | 15,2 | -49,3 |
| Earnings per share | EUR | 0,43 | 0,85 | -49,4 |
| Dividend per share | EUR | 0,24 | 0,24 | 0,0 |
| Balance sheet total | Mio. EUR | 352,1 | 363,2 | -3,1 |
| Shareholders´ equity | Mio. EUR | 124,3 | 123,4 | 0,7 |
| Equity ratio | % | 35,3 | 34,0 | - |
| Cash flow from result | Mio. EUR | 21,2 | 32,0 | -33,7 |
| Cash-Flow from operating activities | Mio. EUR | 28,7 | 31,6 | -9,2 |
| Gearing | % | 63,0 | 73,8 | - |
| Investment in tangible and intangible assets | Mio. EUR | 6,3 | 9,6 | -34,4 |
| Orders on hand as at 31.12. | Mio. EUR | 104,8 | 118,7 | -11,7 |
| Personnel as at 31.12. | Personen | 2.688 | 2.466 | 9,0 |